Exhibit 1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business/Financial Editors:
            Breakwater Reports financial and operating results for the interim periods ended June 30, 2006 and 2005

            TORONTO, Aug. 1 /CNW/ - (TSX-BWR) Breakwater Resources Ltd. is pleased to provide management's discussion and analysis of the financial condition and results of operations for the interim periods ended June 30, 2006 and 2005.
            This Management's Discussion and Analysis (the "MD&A") of Breakwater
Resources Ltd. ("Breakwater" or the "Company") should be read in conjunction with the Company's unaudited consolidated financial statements for the three and six months ended June 30, 2006, and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles.
This should also be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005, related annual
Management's Discussion and Analysis, and the Annual Information Form 40-F on
file with the Canadian provincial securities regulatory authorities and the
U.S. Securities and Exchange Commission. This Management's Discussion and
Analysis has been prepared as of August 1, 2006.
            Breakwater is an exploration, development and mining company with operations in Canada, Honduras and Chile. The Company produces and sells zinc, copper, lead and gold concentrates to customers around the world. The
Company's revenues are earned in US dollars, but are reported in Canadian dollars for accounting purposes.

            <<
            Second Quarter 2006 Highlights

            -   Net earnings increased to $29.5 million.

            -   Gross sales revenue increased by 10 percent to $101.2 million despite a drop in tonnes of concentrate sold.

            -   Contribution from mining activities set a record high by increasing to $37.3 million.

            -   Basic earnings per share improved to $0.08.

            -   Revised production forecast for Langlois for 2006 of 10.6 million pounds of payable zinc, 0.5 million pounds of payable copper and
                29,600 ounces of payable silver. Based on the addition of Grevet B and much more robust forecasted metal prices of US $0.80 per pound of zinc, US$2.06 per pound of copper, a silver price of US$7.00 per ounce and an exchange rate of US$0.85 per C$1.00 the net cash flow before taxes increases from $41.6 million to in excess of
                $200 million over the life of the mine.

            -   Breakwater has completed the sale of the Caribou and Restigouche mines to Blue Note Metals Inc.
            >>

            Outlook

            Robust metal prices for all commodities persisted in the second quarter of 2006. Inventories of zinc in LME warehouses continued to be drawn down as forecasted with the inventories, effective August 1, 2006, standing at 184,350 tonnes, below the 200,000 tonne level for the first time since late 2000, early 2001. The fundamentals for zinc support strong prices for the remainder of the year and into 2007.
            The strong commodity prices resulted in significantly higher gross and net sales revenues and net earnings in the second quarter of 2006 than during the comparable period a year earlier. We expect these improvements in results to continue for the remainder of the year.
            We remain focused in the execution of our business plan. Growing our reserves and resources is the first step in stabilizing our operations and to that end we have engaged Western Mining Services LLC ("WMS")to assist us in this task. The results of WMS' review has been very encouraging with the identification of several targets with the potential of adding significant resources within the infrastructure at Myra Falls, a new zone at El Toqui in the Porvenir deposit and the identification of new anomalies on the Langlois property.
            El Toqui and El Mochito are operating well and we have advanced our production targets for Langlois as noted above. We now expect to mine 100,000 tonnes at Langlois from both zones 3 and 4 and through the development of
Grevet B. Our investment in Myra Falls continues to demonstrate returns as indicated by the improvement in mill recoveries. We are on track with the ramp development and the upgrade to the tailings dam facility. We are behind in building the infrastructure in the mine, primarily ventilation raises and waste development, which has had a direct effect on our production year to date. We expect to have a revised mine plan developed in the third quarter of
2006 which should include production from the Lynx pit and underground and the
Price deposit.
            Our financial position improved yet again in the second quarter of 2006 and we expect this performance to continue during the remainder of the year.

            Statement of Operations Review - Three and Six Months 2006 and 2005

            The closure of Bouchard-Hebert in February and Bougrine in September of
2005 affect all aspects of the Company's financial results, which makes comparisons between quarters difficult.

            Gross Sales Revenue

            Gross sales revenues on the sale of zinc, copper, lead and gold concentrates for the three month period ended June 30, 2006 (the "second quarter of 2006") increased $8.8 million (10%) to $101.2 million compared with the three month period ended June 30, 2005 (the "second quarter of 2005").
Higher metal prices accounted for the increase partially offset by decreased concentrate sales, 59,779 tonnes in the second quarter of 2006 compared with
118,033 tonnes in the second quarter of 2005, a stronger Canadian dollar and losses on hedging positions of $0.5 million. The lower concentrate tonnage sold in the second quarter of 2006 was primarily due to the closure of the
Bouchard-Hebert and Bourgine mines in 2005 and lower concentrate sales from
Myra Falls and El Mochito.
            Gross sales revenues for the six month period ended June 30, 2006 (the
"first six months of 2006") decreased $1.8 million (1%) to $181.9 million compared with the six month period ended June 30, 2005 (the "first six months of 2005"). The decrease in gross sales revenues was primarily due to decreased concentrate sales, 127,133 tonnes in the first six months of 2006 compared to
226,540 tonnes in the first six months of 2005, a stronger Canadian dollar and losses on hedging positions of $4.4 million partially offset by higher metal prices. The lower concentrate tonnage sold in the first six months of 2006 compared with the first six months of 2005 were due to the same factors noted
above for the quarter.

            <<
            -------------------------------------------------------------------------
            ($000s)
            -------------------------------------------------------------------------
            Gross Sales Revenue
             by Operation        Second Quarter   Change   First Six Months  Change
            -------------------------------------------------------------------------
                                  2006     2005%       2006     2005%
            -------------------------------------------------------------------------
            Myra Falls           51,392   29,521       74   92,528   65,191       42
            El Mochito           21,699   28,210      (23)  51,921   45,821       13
            El Toqui             28,568   11,459      149   41,846   22,280       88
            Bougrine                  0   16,238     (100)     (52)  25,261     (100)
            Bouchard-Hebert           0    6,953     (100)       0   25,129     (100)
            Corporate and Other    (457)       0      n/a   (4,383)       0      n/a
            -------------------------------------------------------------------------
                                101,202   92,381       10  181,860  183,682       (1)
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Gross Sales Revenue
             by Metal
            -------------------------------------------------------------------------
            Zinc (US)            48,973   56,593      (13) 111,365   98,112       14
            Lead (US)             3,326    5,642      (41)   6,016   10,896      (45)
            Copper (US)          21,355    3,933      443   21,355   20,576        4
            Gold (US)             6,838    4,384       56   10,495    9,956        5
            Silver (US)           5,965    3,775       58    8,399    9,152       (8)
            Hedging mark-to-
             market and
             revaluation          3,591        7   51,200    2,209       28    7,789
            -------------------------------------------------------------------------
              Total Gross Sales
               Revenue (US)      90,048   74,334       21  159,839  148,720        7
            -------------------------------------------------------------------------
            Realized exchange
             rate (C$/US$)
             yearly average      1.1239   1.2429       (9)  1.1378   1.2351       (8)
            -------------------------------------------------------------------------
              Total Gross Sales
               Revenue (C$)     101,202   92,381       10  181,860  183,682       (1)
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Sales by Concentrate (tonnes)   Second Quarter       First Six Months
            -------------------------------------------------------------------------
                                            2006       2005       2006       2005
            -------------------------------------------------------------------------
            Zinc                             39,705    102,492    103,276    177,187
            Lead                              5,025      8,998      8,325     18,135
            Copper                           14,482      6,532     14,482     31,208
            Gold                                567         11      1,050         10
            -------------------------------------------------------------------------
            Total Sales                      59,779    118,033    127,133    226,540
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Sales by Payable Metal          Second Quarter       First Six Months
            -------------------------------------------------------------------------
                                            2006       2005       2006       2005
            -------------------------------------------------------------------------
            Zinc - tonnes                    16,916     45,205     45,009     78,272
            Lead - tonnes                     3,182      5,697      5,288     11,120
            Copper - tonnes                   3,107      1,198      3,107      6,282
            Gold - ounces                    13,833     10,256     23,253     23,121
            Silver - ounces                 717,572    535,994  1,046,661  1,301,774

            -------------------------------------------------------------------------
            Realized Prices                 Second Quarter       First Six Months
            -------------------------------------------------------------------------
                                            2006       2005       2006       2005
            -------------------------------------------------------------------------
            Zinc (US$/tonne)                  2,895      1,252      2,474      1,253
            Lead (US$/tonne)                  1,045        990      1,138        980
            Copper (US$/tonne)                6,872      3,284      6,872      3,275
            Gold (US$/oz)                       494        427        451        431
            Silver (US$/oz)                    8.31       7.04       8.02       7.03

            -------------------------------------------------------------------------
            Average LME Metal Prices
             & Foreign Exchange             Second Quarter       First Six Months
            -------------------------------------------------------------------------
                                            2006       2005       2006       2005
            -------------------------------------------------------------------------
            Zinc (US$/tonne)                  3,301      1,274      2,767      1,295
            Lead (US$/tonne)                  1,095        987      1,169        983
            Copper (US$/tonne)                7,251      3,394      6,070      3,333
            Gold (US$/oz)                       627        427        590        427
            Silver (US$/oz)                   12.25       7.16      10.96       7.06
            Exchange rate (US$1.00/C$)        1.122      1.244      1.138      1.235
            >>

            The Company periodically hedges against fluctuations in metal prices and foreign exchange with the use of forward sales or options. The Company does not apply hedge accounting. Realized and mark-to-market gains or losses on hedging for payable metals are included in gross sales revenue at the end of each period.

            Outstanding gold positions at the end of the second quarter were as follows:

            <<
            -------------------------------------------------------------------------
            Position       Quantity (ounces)  Strike Price (US$)         Strike Date
            -------------------------------------------------------------------------
            Call Options             10,000                $455      Oct to Dec 2006
            Forward Sale              3,200                $571      Sep & Oct  2006
            Forward Sale              6,800                $605             Dec 2006
            Forward Sale              5,000                $740             Dec 2006

            Net Revenue

            For the second quarter of 2006, net revenue, the value of concentrates sold after deducting treatment and marketing costs, was $75.7 million compared with $57.6 million in the second quarter of 2005. Total treatment and marketing costs, consisting of the amount paid to smelters for refining concentrates to produce metal, freight, shipping and marketing costs, decreased to $25.5 million in the second quarter of 2006 compared with
$34.8 million in the corresponding period in 2005 reflecting fewer tonnes sold. Per tonne sold, total treatment and marketing costs increased to $427 in the second quarter of 2006 from $295 in the corresponding period in 2005 as higher metal prices triggered price escalators in the treatment charges.
            For the six months of 2006, net revenue increased 11% to $131.5 million compared with the first six months of 2005. Significantly higher metal prices, partially offset by higher unit treatment charges and freight costs, more than offset the lower tonnes of concentrate sold. Treatment charges and marketing costs per tonne of concentrate sold increased to $396 from $286 due to the impact of price escalators triggered by higher metal prices and higher freight costs.

            Direct Operating Costs

            Direct operating costs were $34.2 million ($572 per tonne of concentrate sold) for the second quarter of 2006 compared with $41.6 million ($353 per tonne of concentrate sold) in the same period in 2005. For the six months ended June 30, 2006, direct operating costs were $63.0 million compared with
$86.4 million for the first six months of 2005, the average cost per tonne of concentrate sold increased to $495 from $381. These total dollar decreases occurred because fewer tonnes of concentrate were sold in 2006. The average operating cost per tonne of concentrate was higher in 2006 due higher costs at
Myra Falls mine and the closure of two lower cost mines in 2005 - Bourgine and
Bouchard-Hebert.

            -------------------------------------------------------------------------
            Direct
             Operating
             Costs            Second Quarter 2006           Second Quarter 2005
            -------------------------------------------------------------------------
                                   Concentrate Cost Per          Concentrate Cost Per
                         Aggregate    Sold      Tonne  Aggregate    Sold      Tonne
                          ($000s)   (tonnes)     ($)    ($000s)   (tonnes)     ($)
            -------------------------------------------------------------------------
            Myra Falls      23,018    25,850       890    15,504    33,994       456
            El Mochito       5,261    16,287       323    10,540    35,732       295
            El Toqui         5,899    17,642       334     5,674    17,855       318
            Bougrine             0         0         0     6,987    22,730       307
            Bouchard-Hebert      0         0         0     2,912     7,722       377
            -------------------------------------------------------------------------
            Total           34,178    59,779       572    41,617   118,033       353
            -------------------------------------------------------------------------

            Direct
             Operating
             Costs             First Six Months 2006         First Six Months 2005
            -------------------------------------------------------------------------
                                   Concentrate Cost Per          Concentrate Cost Per
                         Aggregate    Sold      Tonne  Aggregate    Sold      Tonne
                          ($000s)   (tonnes)     ($)    ($000s)   (tonnes)     ($)
            -------------------------------------------------------------------------
            Myra Falls      40,922    59,206       691    35,720    70,643       506
            El Mochito      13,126    40,867       321    17,319    57,515       301
            El Toqui         8,943    27,060       330    12,360    32,875       376
            Bougrine             0         0         0    10,685    34,694       308
            Bouchard-Hebert      0         0         0    10,335    30,813       335
            -------------------------------------------------------------------------
            Total           62,991   127,133       495    86,419   226,540       381
            -------------------------------------------------------------------------
            >>

            The total cash cost per pound of payable zinc sold, which includes direct operating costs and treatment and marketing costs, net of by-product credits, was US$0.32 in the second quarter of 2006 compared with US$0.44 in 2005 (see non-GAAP reconciliation below for details). The lower total cash cost per pound of zinc sold in the second quarter of 2006 is a result of higher by-product credits because of the recognition of certain sales of copper concentrates in the quarter.

            Depreciation and Depletion

            Total depreciation and depletion expenses were significantly lower in both the second quarter and the first six months of 2006 due to the closures of Bouchard-Hebert and Bougrine mines in 2005. On a per tonne of concentrate sold basis, depreciation and depletion expenses in the second quarter and first six months of 2006 were $ 53 (2005 - $53) and $67 (2005 - $60)
respectively.

            Reclamation and Closure Costs

            The reclamation and closure costs accrual is accreted over time increasing to the expected future costs of reclaiming the Company's mine sites. Reclamation and closure costs were lower in both the second quarter and first six months of 2006 compared with the corresponding periods in 2005 by
$2.2 million and $2.5 million respectively due an adjustment in 2005 of
$2.1 million relating to a change in cashflow estimate for projected reclamation costs of Nanisivik.

            Other Expenses (Income)

            Other expenses (income) in the second quarter and the first six months of
2006 increased by $1.0 million and $4.5 million respectively. Increased other expenses (income) for the second quarter of 2006 were primarily due to:
increased general and administrative; stock-based compensation; and, interest and financing expenses partially offset by increased investment and other income. The increase for the six month period ended June 30, 2006 compared with the same period in 2005 was primarily due to the above noted items plus a loss on the gold loan.
            General and administrative expenses increased in the second quarter and first six months of 2006 compared with the comparable periods in 2005, primarily due to audit fees associated with compliance with Sarbanes-Oxley, salaries and bonuses, increased costs for insurance, recruitment, corporate development, and consulting fees.
            Higher interest and financing expenses and investment and other income for the second quarter and the first six months of 2006 compared with the corresponding periods in 2005 were primarily due to the impact of a royalty agreement entered into in December 2005.
            The loss on gold loan for the first six months of 2006 compared with 2005 was due to the impact of gold price fluctuations on the fair market value of the gold loan completed in August 2005 and related foreign exchange losses.

            Other Non-producing Property Costs

            Other non-producing property costs for the second quarter and the first six months of 2006 decreased by $2.0 million and $2.8 million respectively.
Other non-producing property costs include care and maintenance costs, holding costs, settlement costs and other costs associated with non-producing properties net of proceeds received from those properties related to property options sold and assets sold.
            The decrease in other non-producing property costs for the second quarter
2006 compared with the second quarter 2005 was primarily due to lower costs related to the Bouchard-Hebert and Nanisivik properties. For the six months ended June 30, 2006, the decrease from the corresponding period in 2005 was primarily due to the above noted properties partially offset by increased costs at the Bougrine property and the settlement of a legal action associated with the Caribou property.

            Income and Mining Taxes (Recovery) Provision

            Income and mining taxes provision increased $3.1 million in the second quarter 2006 compared with the second quarter 2005 primarily due to tax provisions required for El Mochito and adjustments to the Myra Falls future tax asset.
            For the first six months of 2006, income and mining tax recovery increased by $22.5 million primarily due to a net future tax asset of
$25.5 million related to the Myra Falls mine.

            Cash Provided from Operating Activities (before changes in non-cash working capital items)

            Cash from operating activities (before changes in non-cash working capital items) was $32.2 million in the second quarter of 2006 compared with
$3.8 million in the same period in 2005. For the first six months of 2006, cash provided from operating activities (before changes in non-cash working capital items) increased by 278% to $53.3 million. The increases for the second quarter and the first six months of 2006 compared with the comparable
2005 periods were primarily due to selling fewer tonnes of concentrate at significantly higher metal prices.

            <<
            -------------------------------------------------------------------------
            ($ millions)                    Second Quarter       First Six Months
            -------------------------------------------------------------------------
                                            2006       2005       2006       2005
            -------------------------------------------------------------------------
            Contribution from
             mining activities                 37.3        6.5       58.1       14.5
            Other income expenses              (2.8)      (1.8)      (7.5)      (2.9)
            Exploration costs                  (1.7)       0.0       (2.5)       0.0
            Other non-producing
             property costs                    (0.5)      (2.5)      (2.7)      (5.5)
            Income and mining taxes
             (provision) recovery              (2.8)       0.2       22.9        0.4
            -------------------------------------------------------------------------
            Net earnings                       29.5        2.4       68.3        6.5
            Closure costs and employee
             future benefits                   (2.8)      (8.7)      (5.2)     (11.1)
            Non-cash items                      5.5       10.1       (9.8)      18.7
            -------------------------------------------------------------------------
            Cash provided from operating
             activities (before changes in
             non-cash working capital items)   32.2        3.8       53.3       14.1
            -------------------------------------------------------------------------
            (See non-GAAP reconciliation below)

            Liquidity and Financial Position Review

            Working Capital

            Working capital at the end of June 30, 2006 was $78.5 million compared with $44.4 million at December 31, 2005, an increase of $34.1 million.

            Current Assets

            Total current assets increased by $53.7 million to $170.6 million at June
30, 2006 compared with December 31, 2005. The main components of current asset changes were as follows:

            -   Cash and cash equivalents increased by $21.6 million reflecting improved operating cash flow generated by stronger metal prices.
            -   Short-term investments increased by $3.3 million primarily due to the reclassification of the Taseko debenture ($5.6 million) from long-
                term investment, partially offset by the delivery in January 2006 of gold held at the end of the year for an instalment payment on the gold loan.
            -   Future income tax assets increased by $22.3 million reflecting the setup of a net $25.5 million future income tax asset for the Myra
                Falls mine offset by the drawdown of a previously set-up future income tax asset for the El Mochito mine at the end of 2005.

            Current Liabilities

            Current liabilities increased by $19.6 million to $92.2 million at
June 30, 2006 compared with December 31, 2005. The main changes in the components of current liabilities were as follows:

            -   Provisional payments for concentrate inventory shipped and not priced represent payments received for concentrate shipments that were not recognized as revenue. The balance as at June 30, 2006 of
                $44.0 million comprised payments for zinc concentrate shipments for the El Mochito mine of $9.7 million, for the El Toqui mine of
                $8.7 million and for the Myra Falls mine of $15.3 million and for copper concentrate shipments of $10.3 million for the Myra Falls mine. The December 2005 balance of $14.8 million was for payments for zinc concentrate shipments from the Myra Falls mine. The estimated net revenue for concentrate shipments that were not recognized as revenue is approximately $57.9 million as at June 30, 2006.

            -   Short-term debt decreased by $7.1 million primarily due to accelerated repayment of the $1.5 million concentrate payment agreement and scheduled repayments of the gold loan partially offset by a new $3.3 million loan facility established in 2006.
            >>

            Restricted Cash and Reclamation Deposits

            At June 30, 2006, Breakwater had restricted cash of $4.2 million and reclamation deposits of $19.5 million.
            Restricted cash included $2.2 million held by the Province of Quebec and represents funds that will be returned to Breakwater over the next 12 months as the reclamation work at Bouchard-Hebert is completed; $1.7 million held by
Natexis Banques Populaires as a cash reserve against the outstanding gold loan
(this amount will be returned upon the final gold loan payment scheduled at the end of August 2006) and $0.3 million related to a letter of credit issued to the Nunavut government in connection with the operating permit for the
Nanisivik mine.
            The $19.5 million of reclamation deposits represents $6.0 million held by the Province of New Brunswick as reclamation security for the Caribou mine and
$13.5 million held under a safe keeping agreement for the benefit of the
British Columbia government in support of reclamation requirements at Myra
Falls.

            Restricted Promissory Note

            The Company held two restricted promissory notes at the end of June 30,
2006 for a total of $62.3 million related to the 2004 and 2005 Red Mile transactions.

            Deferred Income

            Deferred income was $6.6 million at June 30, 2006 compared with
$6.9 million at the end of 2005. At June 30, 2006, $5.2 million relates to the indemnity agreement fees and interest that the Company received as part of the
Red Mile transactions in 2004 and 2005; these amounts will be brought into income over the expected ten year lives of the two agreements. The balance is the advance of a non-refundable royalty payment (US$1.0 million) received on the sale of the Lapa properties in June 2003. In accordance with the original agreement, this amount will be included in income only when the Lapa properties are put into production.

            Royalty Obligation

            The Royalty Obligation of $62.5 million relates to the royalty amounts received from the 2004 and 2005 Red Mile transactions.

            Debt

            Total debt was $8.0 million at June 30, 2006, compared with $18.7 million at the end of 2005.
            In the first quarter of 2006, the Company obtained a prepayment facility of US$1.4 million to buy back calls on 10,000 ounces of gold. The prepayment facility will be repaid in principal instalments of US$0.7 million each, from the proceeds of the delivery of the gold forward sales in September and
October 2006. In the second quarter of 2006, the company entered into a supplementary repayment facility with the same lender of US$1.5 million which is secured by a promissory note due December 2006.
            In August 2005, the Company completed a Gold Based Pre-production Advance
Facility. Under the terms of this facility, the Company received
US$10.0 million gold equivalent (sufficient gold was borrowed and then sold at the prevailing spot price of $431 per ounce to provide the dollar value of the facility). The term of this facility is 13 months with six principal payments commencing October 2005 and ending August 2006. The repayments will be in the form of gold. As at June 30, 2006, five of the six repayments had been made leaving a balance outstanding of 3,867 ounces of gold having a fair value of
US$2.3 million. These gold ounces are expected to be fully repaid by the end of August 2006.
            The Company entered into a concentrate prepayment contract with a customer in May 2005 whereby the customer advanced the Company US$5.0 million against future deliveries of zinc concentrate. This prepayment facility was fully repaid in May 2006 because of increased cashflow.
            In the first quarter of 2006, the Company entered into a short-term loan facility with a customer whereby the customer advanced the Company
US$12.0 million against future deliveries of concentrates. This prepayment facility was fully repaid in the second quarter of 2006.

            Reclamation and Closure Cost Accrual

            Reclamation and closure costs represent the Company's obligation for future reclamation and severance costs accrued for its mine sites. At June 30,
2006, total accrued reclamation and closure costs were $48.1 million compared with $50.3 million at December 31, 2005.

            <<
            Reclamation and Closure Cost Accrual at June 30, 2006

            -------------------------------------------------------------------------
            ($ millions)                              Current   Long-term     Total
            -------------------------------------------------------------------------
            Myra Falls                                     2.0       25.1       27.1
            El Mochito                                     0.0        1.3        1.3
            El Toqui                                       0.0        4.0        4.0
            Langlois                                       0.0        1.3        1.3
            Bouchard-Hebert                                1.9        2.3        4.2
            Caribou                                        0.0        5.3        5.3
            Nanisivik                                      2.6        0.4        3.0
            Bougrine                                       1.5        0.4        1.9
            -------------------------------------------------------------------------
            Total                                          8.0       40.1       48.1
            -------------------------------------------------------------------------
            >>

            Equity

            At the annual and special meeting held on June 8, 2006, the shareholders approved a special resolution to reduce the stated capital of the Company by an amount of $172.9 million, which is equal to the accumulated deficit as at
December 31, 2005. The capital stock was reduced by $169.6 million, contributed surplus was reduced by $3.3 million and the deficit was reduced by
$172.9 million.
            During the second quarter of 2006, the Company issued 419,736 Common
Shares for net proceeds of $0.3 million. Of the shares issued for cash,
377,733 were issued following the exercise of employee share options and
42,003 were issued pursuant to the Company's employee share purchase plan. In addition, 750,000 were issued in settlement of an outstanding lawsuit.
            Shareholders' equity at June 30, 2006 was $226.6 million compared with
$162.7 million at December 31, 2005, an increase of $63.9 million. This increase reflects net earnings of $68.3 million, $2.3 million for issuance of
Common Shares, $0.6 million related to stock-based compensation less a
$2.3 million charge against capital stock related to the tax value of the exploration expenses renounced to investors of flow-through common shares issued in 2005 and an increase in cumulative translation adjustments of
$5.0 million.

            Capital Expenditures

            The Company invested $19.3 million in mineral properties and fixed assets in the second quarter of 2006. The majority of the capital was spent as follows:

            <<
            -   Myra Falls - $4.9 million; $3.3 million on mine development and the new surface ramp and $1.6 million on mill improvements including the new lead circuit.
            -   El Mochito - $3.0 million; $1.4 million on the tailing facilities,
                $0.4 million for mine development, $0.2 million on camp facilities,
                $0.5 million on mobile equipment and $0.5 million on exploration.
            -   El Toqui - $5.0 million; $3.1 million on mine development including the initial development of the Concordia mine, $0.7 million on equipment replacement and $1.2 million on exploration.
            -   Langlois - $6.3 million; $3.6 million on mine development and
                $2.7 million on exploration.
            -   Bougrine - $0.1 million on exploration.
            >>

            Financial Capability

            With the existing working capital, the current metal prices and current
US$/C$ exchange rate, the Company is well positioned to carry out its operating, capital, exploration and environmental programs in 2006, as presently contemplated.
            The Company's financial capability is sensitive to metal prices and the
US$/C$ exchange rate (please see page 9 of the Company's 2005 annual report).

            <<
            Operating Review for the Three Months ended June 30, 2006

            -------------------------------------------------------------------------
                                            Contribution
                                               (Loss)
                                             From Mining     Non-cash      Capital
                               Net Revenue  Activities(1)    Costs(2)   Expenditures
            -------------------------------------------------------------------------
            ($ millions)       2006   2005   2006   2005   2006   2005   2006   2005
            -------------------------------------------------------------------------
            Myra Falls         39.6   18.8   15.2    0.3    1.4    3.0    4.9    4.0
            El Mochito         17.8   17.5   11.4    5.4    1.1    1.6    3.0    2.3
            El Toqui           18.7    6.1   11.6   (1.0)   1.2    1.4    5.0    2.4
            Bougrine            0.0   10.1   (0.1)   2.2    0.1    0.9    0.1    0.0
            Bouchard-Hebert     0.0    5.1   (0.1)   2.0    0.1    0.2    0.0    0.3
            Langlois            0.0    0.0    0.0    0.0    0.0    0.0    6.3    1.6
            Other           (0.4)(3) 0.0(3)  (0.6)  (2.4)   0.2    2.3    0.0    0.0
            -------------------------------------------------------------------------
            Total              75.7   57.6   37.4    6.5    4.1    9.4   19.3   10.6
            -------------------------------------------------------------------------
            (1) After non-cash costs.
            (2) Depreciation, depletion and reclamation and closure costs.
            (3) Net realized from metal hedging activities.

            Operating Review for the Six Months ended June 30, 2006

            -------------------------------------------------------------------------
                                            Contribution
                                               (Loss)
                                             From Mining     Non-cash      Capital
                               Net Revenue  Activities(1)    Costs(2)   Expenditures
            -------------------------------------------------------------------------
            ($ millions)       2006   2005   2006   2005   2006   2005   2006   2005
            -------------------------------------------------------------------------
            Myra Falls         67.9   43.6   22.3    1.6    4.6    6.2    8.6    7.7
            El Mochito         39.2   29.3   23.2    8.9    2.9    3.1    5.2    4.1
            El Toqui           28.7   12.2   17.7   (2.7)   2.1    2.6    6.6    4.2
            Bougrine            0.0   15.5   (0.1)   2.9    0.1    2.0    0.4    0.1
            Bouchard-Hebert     0.0   18.3   (0.2)   6.5    0.2    1.4    0.0    0.7
            Langlois            0.0    0.0    0.0    0.0    0.1    0.0    8.5    2.7
            Other           (4.3)(3)   0.0   (4.8)  (2.7)   0.4    2.7    0.1    0.1
            -------------------------------------------------------------------------
            Total             131.5  118.9   58.1   14.5   10.4   18.0   29.4   19.6
            -------------------------------------------------------------------------
            (1) After non-cash costs.
            (2) Depreciation, depletion and reclamation and closure costs.
            (3) Net realized from metal hedging activities.

            Production Results

            Consolidated production is set forth in the following table.

            -------------------------------------------------------------------------
            All Mines                       Second Quarter       First Six Months
                                         --------------------------------------------
                                            2006       2005       2006       2005
            -------------------------------------------------------------------------
            Ore Milled (tonnes)             492,395    617,163  1,019,975  1,359,542
            -------------------------------------------------------------------------
              Zinc (%)                          5.8        6.9        5.9        6.7
            -------------------------------------------------------------------------
            Concentrate Production (tonnes)
            -------------------------------------------------------------------------
              Zinc                           49,159     71,232    103,036    153,038
              Copper                          5,720      7,530     13,063     21,860
              Lead                            4,049      9,140      7,772     15,519
              Gold                              978        880      2,164      1,624
            -------------------------------------------------------------------------
              Total                          59,906     88,782    126,034    192,041
            -------------------------------------------------------------------------
            Metal in Concentrates
            -------------------------------------------------------------------------
              Zinc (tonnes)                  25,254     37,658     53,132     80,803
              Copper (tonnes)                 1,357      6,111      3,108      4,979
              Lead (tonnes)                   2,753      1,868      5,289     10,415
              Silver (ounces)               678,906    775,133  1,348,887  1,606,757
              Gold (ounces)                  14,327     20,099     31,602     40,590
            -------------------------------------------------------------------------
            Total Cash Costs
            -------------------------------------------------------------------------
              Per lb. payable zinc (US$)       0.55       0.36       0.51       0.38
            -------------------------------------------------------------------------
            >>

            Aggregate production of zinc in concentrate in the second quarter of 2006 was 55.7 million pounds compared with 82.9 million pounds in the second quarter of 2005, a 33% reduction. The reduced zinc production during the quarter reflects lower zinc head grades at Myra Falls and Mochito, lower milled tonnes at Myra Falls, and the end of production at the now closed
Bougrine mine.
            The following table sets forth zinc production at each site for the second quarter together with the change from the prior period.

            <<
            -------------------------------------------------------------------------
            Zinc Production           Second Quarter            First Six Months
             (million pounds    -----------------------------------------------------
             of zinc contained
             in concentrate)      2006     2005%       2006     2005%
            -------------------------------------------------------------------------
            Myra Falls             19.2     31.9    (39.8)    42.0     62.3    (32.6)
            Bouchard-Hebert           -        -        -        -     13.9        -
            Bougrine                  -     11.8        -        -     25.6        -
            El Mochito             20.5     24.2    (15.3)    43.6     46.2     (5.6)
            El Toqui               16.0     15.0      6.7     31.5     30.2      4.3
            -------------------------------------------------------------------------
            Total zinc production  55.7     82.9    (32.8)   117.1    178.2    (34.3)
            -------------------------------------------------------------------------

            Production of copper in concentrate decreased 27% in the second quarter of
2006 from the same period in 2005 due to lower milled tonnes and lower copper grades at Myra Falls.

            -------------------------------------------------------------------------
            Copper Production
             (million pounds          Second Quarter            First Six Months
             of copper          -----------------------------------------------------
             contained in
             concentrate)         2006     2005%       2006     2005%
            -------------------------------------------------------------------------
            Myra Falls              3.0      4.1    (27.2)     8.0      9.9    (19.0)
            Bouchard-Hebert           -        -        -        -      1.0        -
            -------------------------------------------------------------------------
            Total copper
             production             3.0      4.1    (27.2)     8.0     10.9    (26.7)
            -------------------------------------------------------------------------

            Despite higher lead production at El Mochito, production of lead in concentrate decreased 55% during the second quarter of 2006 due to the closure of Bougrine.

            -------------------------------------------------------------------------
            Lead Production           Second Quarter            First Six Months
             (million pounds    -----------------------------------------------------
             of lead contained
             in concentrate)      2006     2005%       2006     2005%
            -------------------------------------------------------------------------
            El Mochito              6.1      6.0      2.2     11.6     11.2      3.6
            Bougrine                  -      7.5        -        -     11.8        -
            -------------------------------------------------------------------------
            Total lead
             production             6.1     13.5    (54.7)    11.6     23.0    (49.6)
            -------------------------------------------------------------------------

            Gold in concentrate decreased 29% in the second quarter of 2006 from the same period in 2005 due to lower milled tonnes at Myra Falls and less gold production from El Toqui.

            -------------------------------------------------------------------------
            Gold Production           Second Quarter            First Six Months
             (ounces of gold    -----------------------------------------------------
             contained in
             concentrate)         2006     2005%       2006     2005%
            -------------------------------------------------------------------------
            Myra Falls            5,569    8,905    (37.5)  11,546   18,212    (36.6)
            El Toqui              8,758   11,194    (21.8)  20,056   19,794      1.3
            Bouchard-Hebert           -        -        -        -    2,644        -
            -------------------------------------------------------------------------
            Total gold
             production          14,327   20,099    (28.7)  31,602   40,650    (22.3)
            -------------------------------------------------------------------------

            Silver in concentrate decreased 12%, quarter over quarter due to lower tonnes milled and silver grades from Myra Falls and lower silver production at
El Toqui.

            -------------------------------------------------------------------------
            Silver Production         Second Quarter            First Six Months
             (ounces of silver  -----------------------------------------------------
             contained in
             concentrate)         2006     2005%       2006     2005%
            -------------------------------------------------------------------------
            Myra Falls          222,501   303,809  (26.8)   447,726   700,751  (36.1)
            El Mochito          436,351   438,886   (0.6)   865,563   793,714    9.1
            El Toqui             20,054    32,438  (38.2)    35,598    72,279  (50.7)
            Bouchard-Hebert           -         -      -          -    40,013      -
            -------------------------------------------------------------------------
            Total silver
             production         678,906   775,133  (12.4) 1,348,887 1,606,757  (16.0)
            -------------------------------------------------------------------------

            Myra Falls Production
            ---------------------

            The following table sets forth Myra Falls' production for the periods presented.

            -------------------------------------------------------------------------
                                            Second Quarter       First Six Months
                                        ---------------------------------------------
                                            2006       2005       2006       2005
            -------------------------------------------------------------------------
            Ore Milled (tonnes)             188,098    233,707    396,417    498,183
            -------------------------------------------------------------------------
              Zinc (%)                          5.3        7.0        5.6        6.5
            -------------------------------------------------------------------------
              Copper (%)                        0.9        1.2        1.0        1.3
            -------------------------------------------------------------------------
              Silver (g/t)                       47         51         45         53
            -------------------------------------------------------------------------
              Gold (g/t)                        1.5        1.8        1.6        1.8
            -------------------------------------------------------------------------
            Concentrate Production
            -------------------------------------------------------------------------
              Zinc (tonnes)                  17,005     26,664     36,579     52,904
            -------------------------------------------------------------------------
                Recovery (%)                   87.1       88.9       85.5       87.3
            -------------------------------------------------------------------------
                Grade (%)                      51.3       54.3       52.1       53.4
            -------------------------------------------------------------------------
              Copper (tonnes)                 5,720      7,530     13,063     18,832
            -------------------------------------------------------------------------
                Recovery (%)                   76.3       67.5       75.3       70.9
            -------------------------------------------------------------------------
                Grade (%)                      23.7       24.8       23.8       23.9
            -------------------------------------------------------------------------
              Gold (tonnes)                     1.6        9.7       11.4       17.9
            -------------------------------------------------------------------------
                Recovery (%)                    9.0       20.1       11.8       20.5
            -------------------------------------------------------------------------
                Grade (g/t)                  18,477      8,888      6,515     10,047
            -------------------------------------------------------------------------
            Metal in Concentrates
            -------------------------------------------------------------------------
              Zinc (tonnes)                   8,730     14,471     19,065     28,265
            -------------------------------------------------------------------------
              Copper (tonnes)                 1,357      1,868      3,108      4,509
            -------------------------------------------------------------------------
              Silver (ounces)               222,501    303,809    447,726    700,751
            -------------------------------------------------------------------------
              Gold (ounces)                   5,569      8,905     11,546     18,212
            -------------------------------------------------------------------------
            Total Cash Costs
            -------------------------------------------------------------------------
              Per lb. payable zinc (US$)       0.76       0.46       0.69       0.45
            -------------------------------------------------------------------------
            >>

            Zinc head grades were lower in the second quarter of 2006 from the same period in 2005 due to increased mining in the lower grade HW Zone. Milled tonnage decreased during the second quarter of 2006 compared with the same period in 2005. Production was hindered during the quarter due to the lack of working areas underground, delays in improving the Battle Gap underground infrastructure and problems with underground equipment availability. However, with new management structure in place and the operating problems being addressed we expect production to gradually improve throughout the remainder of the year.

            Myra Falls Outlook

            Based on metallurgical test work completed during 2005, the Myra Falls flotation plant is currently being modified to enhance selective copper flotation and to produce a separate lead concentrate. The test work indicated
that this would increase copper recoveries from the current 70% range to a range of 85-90%. In turn, these modifications will enable better overall zinc recoveries in the zinc circuit and allow for production of higher grade concentrate.
            Work continued during the second quarter of 2006 with the existing circuit being rearranged to accommodate construction activities without interference to current production. Construction and installation are progressing well and are on schedule for completion in the third quarter of
2006. Preliminary trials of the new selective copper and lead circuits were conducted during the second quarter of 2006. Initial work with selective copper circuit reagents indicate that the predicted improvements can be achieved.
            Installation of the shaking table during the first quarter of 2006 resulted in overall improvements to gold recoveries in both gravity gold and copper concentrates. Commissioning of the table circuit began in April and improved gold recoveries were realized in the second quarter of 2006.

            El Mochito Production
            ---------------------

            The following table sets forth El Mochito's production for the periods presented.

            <<
            -------------------------------------------------------------------------
                                            Second Quarter       First Six Months
                                        ---------------------------------------------
                                            2006       2005       2006       2005
            -------------------------------------------------------------------------
            Ore Milled (tonnes)             168,722    171,464    352,151    331,405
            -------------------------------------------------------------------------
              Zinc (%)                          6.1        7.0        6.2        6.9
            -------------------------------------------------------------------------
              Lead (%)                          2.1        1.9        1.9        1.9
            -------------------------------------------------------------------------
              Silver (g/t)                       92         90         88         84
            -------------------------------------------------------------------------
            Concentrate Production
            -------------------------------------------------------------------------
              Zinc (tonnes)                  17,633     21,099     37,832     40,020
            -------------------------------------------------------------------------
                Recovery (%)                   90.2       91.9       90.8       91.9
            -------------------------------------------------------------------------
                Grade (%)                      52.7       52.3       52.3       52.3
            -------------------------------------------------------------------------
              Lead (tonnes)                   4,049      3,979      7,772      7,396
            -------------------------------------------------------------------------
                Recovery (%)                   80.6       81.0       80.6       81.2
            -------------------------------------------------------------------------
                Grade (%)                      68.0       68.1       68.0       68.5
            -------------------------------------------------------------------------
            Metal in Concentrates
            -------------------------------------------------------------------------
              Zinc (tonnes)                   9,286     11,035     19,786     20,950
            -------------------------------------------------------------------------
              Lead (tonnes)                   2,753      2,708      5,289      5,068
            -------------------------------------------------------------------------
              Silver (ounces)               436,351    438,886    865,563    793,714
            -------------------------------------------------------------------------
            Total Cash Costs
            -------------------------------------------------------------------------
              Per lb. payable zinc (US$)       0.34       0.27       0.37       0.35
            -------------------------------------------------------------------------
            >>

            Zinc head grades were lower in the second quarter of 2006 from the same period in 2005 due to mining in lower grade skarn areas such as Salva Vida and
La Leona versus higher grade zones such as Yojoa, Nacional and Barbasco in
2005. Milled tonnage decreased during the second quarter of 2006 compared with the same period in 2005 due to the Easter shutdown occurring in the second quarter in 2006 versus the first quarter in 2005.

            El Mochito Outlook

            The exploration plan at El Mochito for 2006 includes approximately 40,000 metres of underground in-fill and extensional drilling and 6,700 metres of surface drilling aimed at detecting new ore bodies or systems. In addition,
400 metres of underground development is scheduled to facilitate the extensional drilling. During the second quarter of 2006, the Company continued
to explore, develop and delineate new mineral resources and reserves along extensions of the productive Salva Vida and Santo Nino trends. The work to date is on track with our plan.
            During the quarter, construction continued on the new Soledad tailings storage facility. Work was nearly complete by the end the second quarter of
2006. Some delays were experienced due to heavy rains. All dam work is complete and the liner has been installed. Remaining work includes pump installation and piping. Once Soledad is ready to accept tailings, Pozo Azul, the current tailings impoundment facility, will be phased out and reclaimed as part of the Company's progressive reclamation efforts.

            El Toqui Production
            -------------------

            The following table sets forth El Toqui's production for the periods presented.

            <<
            -------------------------------------------------------------------------
                                            Second Quarter       First Six Months
                                        ---------------------------------------------
                                            2006       2005       2006       2005
            -------------------------------------------------------------------------
            Ore Milled (tonnes)             135,575    129,477    271,407    257,399
            -------------------------------------------------------------------------
              Zinc (%)                          5.9        5.8        5.8        5.9
            -------------------------------------------------------------------------
              Gold (g/t)                        2.3        3.1        2.6        2.9
            -------------------------------------------------------------------------
            Concentrate Production
            -------------------------------------------------------------------------
              Zinc (tonnes)                  14,521     13,702     28,625     27,341
            -------------------------------------------------------------------------
                Recovery (%)                   90.4       90.4       90.5       90.2
            -------------------------------------------------------------------------
                Grade (%)                      49.9       49.8       49.9       50.1
            -------------------------------------------------------------------------
              Gold (tonnes)                     976        870      2,152      1,606
            -------------------------------------------------------------------------
                Recovery (%)                   69.6       37.1       68.8       48.9
            -------------------------------------------------------------------------
                Grade (g/t)                   197.7      157.9      209.2      268.6
            -------------------------------------------------------------------------
            Metal in Concentrates
            -------------------------------------------------------------------------
              Zinc (tonnes)                   7,238      6,818     14,281     13,696
            -------------------------------------------------------------------------
              Gold (ounces)                   8,758     11,194     20,056     19,794
            -------------------------------------------------------------------------
              Silver (ounces)                20,054     32,438     35,598     72,279
            -------------------------------------------------------------------------
            Total Cash Costs
            -------------------------------------------------------------------------
              Per lb. payable zinc (US$)       0.56       0.32       0.46       0.36
            -------------------------------------------------------------------------
            >>

            The milled tonnage at El Toqui increased in the second quarter of 2006 compared with the same period in 2005. The increase in production was due to better mill availability which resulted in higher throughput.

            El Toqui Outlook

            The Porvenir deposit, located 400 metres south of the Aserradero deposit, is a new discovery resulting from the Company's 2005-2006 field program. The
Porvenir area has been traced at depth along strike for approximately 500 metres. The sediment hosted mineralized horizon remains open towards the northwest and southeast. Further drilling will be required to assess the extent and grade of resources in this newly discovered extension of the El
Toqui system. The deposit will be the focus of exploration during the remainder of 2006. The discovery of the Porvenir deposit indicates a potential repetition of zinc deposits along northwest mineralized corridors towards the southern part of the El Toqui district.
            The Company is in the process of exploring the extensions of the
Aserradero deposit to the south and southeast. During the quarter, a total of
2,670 metres were drilled in nine holes. It has been determined that the mineralized system does continue to the southeast, however, it has been dropped down by 50 to 60 metres by the Fortuna Fault. This south-east block is showing important differences in relation to the main Aserradero area. The manto thickness is increasing; copper, silver and lead values are increasing;
iron content is increasing; arsenopyrite content is decreasing and gold content is erratic.
            An in-fill diamond drill program at Concordia was initiated during
February 2006 with the objective of upgrading the current resources to reserves and to continue metallurgical testing to determine the best way to process Concordia material in the existing mill. During the second quarter of
2006, a total of 1,716 metres were drilled in nine holes. Construction of an access road and preparation of the portal area are now complete. During the quarter, ramp development to access the Concordia deposit, was commenced with production expected from Concordia by mid-2007.
            During the fourth quarter of 2005, metallurgical testing was completed at
El Toqui which examined the feasibility of treating the gold concentrate onsite with the goal of producing dore bars. Flotation concentrate samples were leached under intensive cyanidation conditions using the Gekko Mini
Inline Leach Reactor ("ILR"). The procedure used mimics the conditions in a full sized batch ILR unit. Test results indicated that gold recoveries could reach 88-90%. Engineering work was completed during the first quarter of 2006 on a full size batch ILR unit. The Company has placed an order for a complete gold recovery plant and delivery and installation is expected during the third quarter of 2006. This process could provide significant cost savings over third party treatment of the concentrate and provide a more stable cash flow from the mine. In 2005, over 29,000 ounces of gold were contained in the gold concentrate produced.

            Langlois
            --------

            Langlois, which is situated in north-western Quebec approximately 213 kilometres north of Val-d'Or, is currently being developed to reach commercial production in mid-2007.
            The development capital, including inventory build up, is forecast to be
$23.1 million during 2006. The majority of the capital requirements is related to underground development, with the mill accounting for less than $1.0 million of the total. Preparation work for the mill re-opening is currently underway and is proceeding on schedule. Development drifts are currently being driven between Zones 3 and 4 and Zone 97 to the east on Levels 4, 9 and 13.
            During the second quarter, mine plans were reviewed to determine if production in Zones 3 and 4 could be accelerated. It was determined that there are a number of stoping blocks which are readily available and production in these zones commenced in the second half of 2006. It is estimated that a total of 85,000 tonnes of material from Zones 3 and 4 will be mined during the second half of 2006, with a total of 50,000 tonnes being milled.
            During the first quarter, a surface infill diamond drill program was carried out on the Grevet B deposit, located three kilometres south-east of the Langlois mine. This deposit, first discovered in the 1970's, is at a relatively shallow depth, with the top of the deposit located 50 metres below surface. The Company has received all required governmental approvals to take a bulk sample. The access road and power line are complete and ramp collaring has begun. We expect to mine and mill 15,000 tonnes in the fourth quarter of
2006. Capital and operating costs for the bulk sample are estimated to total
$5.5 million.
            Due to the developments mentioned above, the Company is pleased to issue a newly revised production forecast for Langlois for 2006 of 10.6 million pounds of payable zinc, 0.5 million pounds of payable copper and 29,600 ounces of payable silver. As well, should the results of the Grevet B bulk sample prove successful, production at Langlois will be increased during 2007 and
2008.
            The Company has updated the 2005 Breakwater review which was detailed in our press release of January 30, 2006. Based on the addition of Grevet B and much more robust forecasted metal prices of US$0.80 per pound of zinc, US$2.06 per pound of copper, a silver price of US$7.00 per ounce and an exchange rate of US$0.85 per C$1.00 the net cash flow before taxes increases from
$41.6 million to in excess of $200 million.
            The Company currently has two diamond drills operating on the property.
The focus of the exploration program is to investigate geophysical, geological and geochemical anomalies.

            Bougrine
            --------

            In accordance with the life-of-mine plan, the Bougrine mine closed permanently on September 10, 2005, due to exhaustion of the known mineral reserves.
            The Company is presently investigating other uses for the Bougrine infrastructure. Reclamation of the Bougrine mine has commenced and is expected to be 90% completed in 2006. The mill building will be kept in place pending the results of an exploration program on a lead/zinc prospect 170 kilometres to the north-west of the Bougrine mine site. Exploration of this prospect is budgeted at $0.5 million and consists of a micro-gravimetry survey, electrical tomography and a 1,500 metre drilling program which is currently underway. To the end of the second quarter of 2006, a total of 1,000 metres had been drilled in five holes. Assay results are pending. The exploration program should be complete by the end of the third quarter of 2006.

            Bouchard-Hebert
            ---------------

            The Bouchard-Hebert mine closed permanently on February 20, 2005.
Reclamation work, consisting of rock removal and covering the tailings disposal area, continued during the second quarter.
            The Company will continue to explore for mineral deposits on the 7,982 hectares of exploration claims surrounding the mining leases. The concentrator building and equipment will be left intact pending any success in discovering economic mineralization in the near term. Exploration commenced in August 2005 to test targets outside the current mine area. The program, which is to test multiple targets, will continue throughout 2006.
            The Company currently has three diamond drills operating on the
Bouchard-Hebert property. The focus of the exploration program is to investigate geophysical, geological and geochemical anomalies, as well as to perform deep exploration on certain areas with good potential to host mineralization.

            Nanisivik
            ---------

            The reclamation and closure cost accrual for Nanisivik at June 30, 2006 was $3.0 million with $2.6 million being the current portion which is expected to be spent this year. Wolfden Resources Inc. is responsible for completing the remaining reclamation work in exchange for certain goods and services either provided already or to be provided during the coming season. Wolfden's representatives have remained on-site to complete Wolfden's own work, comprising the dismantling of the mill complex and the concentrate storage facilities. Wolfden will use the Nanisivik fleet of equipment to finish reclamation of the site which includes the demolition of the surface infrastructure and removal of any remaining contaminated soil. Two adits in the mine remain open for backhauling demolition debris during 2006. We expect this will be completed in 2007 and all remaining salvageable equipment will be shipped off site at that time for sale on the open market or transfer to other
Breakwater properties. The $0.4 million long-term portion of the accrual is the amount expected to be spent on long-term monitoring activities.

            Caribou
            -------

            Breakwater and its wholly-owned subsidiary, CanZinco Ltd., have completed the sale of CanZinco's Caribou and Restigouche mines to Blue Note Metals Inc.
            Under the terms of the agreement, Blue Note Metals Inc. has acquired the
Caribou and Restigouche mines by replacing Breakwater's reclamation deposits of approximately $5.9 million with the Government of New Brunswick for environmental rehabilitation and by issuing to Breakwater a C$15 million unsecured subordinated convertible debenture with a maturity of five years.
Breakwater has the right to convert the debenture into a direct 20% property interest following commencement of commercial production and the expenditure by Blue Note of at least $1.5 million of exploration on the properties.
Breakwater will receive a one to two percent net smelter return royalty on zinc metal production provided the price of zinc is above US$0.65 per pound as determined by the London Metal Exchange.

            <<
            Non-GAAP Reconciliations

            -------------------------------------------------------------------------
            Non-GAAP Reconciliation of Cash Provided from Operating Activities
            (before changes in non-cash working capital items) to Consolidated
            Financial Statements
            -------------------------------------------------------------------------
                                            Second Quarter       First Six Months
                                        ---------------------------------------------
            ($ millions)                    2006       2005       2006       2005
            -------------------------------------------------------------------------
            Net Cash Provided By
             Operations Activities
             per Consolidated
             Statements of Cash Flows          43.4       10.6       75.6       22.1
            Less changes in non-cash
             working capital                   11.2        6.8       22.3        8.0
            -------------------------------------------------------------------------
            Cash Provided from Operating
             Activities (before changes
             in non-cash working
             capital items)                    32.2        3.8       53.3       14.1
            -------------------------------------------------------------------------
            >>

            Cash Provided from Operating Activities (before changes in non-cash working capital items) is furnished to provide additional information and is not a Canadian generally accepted accounting principles ("GAAP") measure. This measure should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of cash provided from operating activities as determined under GAAP. This measure is intended to provide investors with information about the cash generating capabilities of the Company's operating activities in a given period which is the same purpose that the Company uses this information for.
Mining operations are capital intensive, however, this measure excludes financing activities, investing activities and changes in non-cash working capital. These items are discussed throughout the MD&A and the consolidated financial statements.

            <<
            -------------------------------------------------------------------------
            Non-GAAP Reconciliation of Total Cash Cost per Pound of Payable Zinc Sold
            to Consolidated Financial Statements
            -------------------------------------------------------------------------
                                            Second Quarter       First Six Months
                                        ---------------------------------------------
                                            2006       2005       2006       2005
            -------------------------------------------------------------------------
            By-Product Credit
             ($ millions)
            -------------------------------------------------------------------------
            Gross sales revenue per
             financial statements             101.2       92.4      181.9      183.7
            -------------------------------------------------------------------------
            Less zinc sales revenue           (54.6)     (70.2)    (126.7)    (121.2)
            -------------------------------------------------------------------------
                                               46.6       22.2       55.2       62.5
            -------------------------------------------------------------------------
            Treatment Charges ($ millions)
            -------------------------------------------------------------------------
            Per financial statements           25.5       34.8       50.4       64.7
            -------------------------------------------------------------------------
            Direct operating costs
             ($ millions)
            -------------------------------------------------------------------------
            Per financial statements           34.2       41.6       63.0       86.4
            -------------------------------------------------------------------------
            Total cash costs - Canadian
             ($ millions)                      13.1       54.2       58.2       88.6
            -------------------------------------------------------------------------
            Exchange rate C$/US$               1.11       1.24       1.15       1.24
            -------------------------------------------------------------------------
            Total cash costs - US
             ($ millions)                      11.8       43.7       50.8       71.8
            -------------------------------------------------------------------------
            Zinc pounds sold (millions)        37.3       99.7       99.2      172.6
            -------------------------------------------------------------------------
            Total cash cost per pound of
             payable zinc sold (US$)
            -------------------------------------------------------------------------
              By-Product Credit               (1.13)     (0.18)     (0.49)     (0.29)
            -------------------------------------------------------------------------
              Treatment and marketing costs    0.61       0.28       0.44       0.30
            -------------------------------------------------------------------------
              Direct operating costs           0.83       0.34       0.55       0.41
            -------------------------------------------------------------------------
            Total                              0.32       0.44       0.51       0.42
            -------------------------------------------------------------------------
            >>

            Total cash cost per pound of payable zinc sold is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating expenses as determined under GAAP. This measure is intended to provide investors with information about the cash generating capabilities of the
Company's operating activities in a given period which is the same purpose that the Company uses this information for. Mining operations are capital intensive, however, this measure excludes financing activities, investing activities and changes in non-cash working capital. These items are discussed throughout the MD&A and the consolidated financial statements.

            <<
            Summary of Quarterly Results
            -------------------------------------------------------------------------
                                       2004                       2005
            -------------------------------------------------------------------------
                                   Q3       Q4       Q1       Q2       Q3       Q4
            -------------------------------------------------------------------------
            Gross Sales Revenue
             ($ millions)          66.1     61.5     91.3     92.4     71.9     57.4
            -------------------------------------------------------------------------
            Net Earnings (Loss)
             ($ millions)           2.4     (6.3)     4.1      2.4     (1.6)     9.8
            -------------------------------------------------------------------------
            Basic Earnings
             per Share            $0.01   ($0.02)   $0.01    $0.01    $0.00    $0.03
            -------------------------------------------------------------------------
            Weighted-average
             Number of Common
             Shares Outstanding
             (millions)           362.7    363.0    365.7    367.4    369.5    374.2
            -------------------------------------------------------------------------
            Basic Earnings Per
             Share Fully Diluted  $0.00   ($0.02)   $0.01    $0.01    $0.00    $0.02
            -------------------------------------------------------------------------
            Realized Exchange
             Rate C$/US$         1.3127   1.2290   1.2274   1.2429   1.2019   1.1744
            -------------------------------------------------------------------------
            Average Realized
             Zinc Price (US$/t)     988    1,095    1,256    1,252    1,296    1,502
            -------------------------------------------------------------------------
            Average Realized
             Zinc Price (C$/t)    1,297    1,345    1,542    1,556    1,558    1,764
            -------------------------------------------------------------------------
            Concentrate Tonnes
             Sold                94,957   79,854  108,507  118,022   80,196   60,391
            -------------------------------------------------------------------------
            Concentrate Tonnes
             Produced           111,790  106,241  103,259   88,782   76,014   68,841
            -------------------------------------------------------------------------

            -------------------------------------
                                       2006
            -------------------------------------
                                   Q1       Q2
            -------------------------------------
            Gross Sales Revenue
             ($ millions)          80.7    101.2
            -------------------------------------
            Net Earnings (Loss)
             ($ millions)          38.9     29.5
            -------------------------------------
            Basic Earnings
             per Share            $0.10    $0.08
            -------------------------------------
            Weighted-average
             Number of Common
             Shares Outstanding
             (millions)           382.0    383.8
            -------------------------------------
            Basic Earnings Per
             Share Fully Diluted  $0.09    $0.07
            -------------------------------------
            Realized Exchange
             Rate C$/US$         1.1559   1.1239
            -------------------------------------
            Average Realized
             Zinc Price (US$/t)   2,221    2,895
            -------------------------------------
            Average Realized
             Zinc Price (C$/t)    2,567    2,895
            -------------------------------------
            Concentrate Tonnes
             Sold                67,355   59,779
            -------------------------------------
            Concentrate Tonnes
             Produced            66,129   59,906
            -------------------------------------
            >>

            The quantity and mix of the concentrates sold directly affects gross sales revenue. The recognition of revenue from the sale of concentrates can vary from quarter to quarter based on customer agreements, the availability of ships and compliance with the Company's revenue recognition policy. As all sales are based in US dollars, the impact of the US dollar weakening against the Canadian dollar over the past eight quarters has reduced the realized
Canadian dollar gross sales revenue.

            Critical Accounting Estimates

            Asset Impairment

            The carrying values of producing mineral properties, including properties placed on care and maintenance and related deferred expenditures, are reviewed regularly and, where necessary, are written down to the estimated net recoverable amounts. Estimated future net cash flows, on an undiscounted basis, are calculated for each property using: estimated recoverable reserves, on the basis of current proven and probable reserves, except for Langlois mine where the conversion of resources was considered, taking into account the cost of conversion; estimated future metal price realization (considering historical and current prices, price trends and related factors); and
estimated operating and capital cash flows. Estimates of future cash flows are subject to risks and uncertainties. It is possible that changes could occur that may affect the recoverability of the carrying value of mineral properties. No write downs were required in 2005.

            Reserves

            Every year the Company estimates its proven and probable mineral reserves
(the "Reserves") in accordance with National Policy 43-101 ("NI 43-101"), a rule adopted by Canadian securities administrators as the standard of disclosure for mineral projects. This estimate is used to determine mine viability, mine life and amortization rates. The estimation of Reserves is based on drill hole information, historical mining results, historical metallurgical results, estimated future operating costs and estimated future metal prices. A "Qualified Person", as defined by NI 43-101, performs the
Reserves estimate. As all of the Company's operations have had significant operating history therefore the factor that could have the greatest impact on the Reserves estimate is future metal prices.

            Amortization

            The Company uses the units of production method for amortization of
Mineral Properties and some of its Fixed Assets based on the Reserves. Any significant changes in the Reserves could impact the amount of annual amortization.

            Inventory

            The Company values its concentrate inventories at the lower of cost or realizable value at the end of the reporting period. Costs represent the average cost, and include direct labour and materials costs, mine site overhead and depreciation and amortization. Realizable value includes metal prices, net of treatment charges and freight. Metal prices can be subject to significant change from period to period.

            Future Tax Assets and Liabilities

            Future tax assets and liabilities are calculated using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using current tax rates. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period the change is known. To the extent that the Company considers it to be more likely than not that a future tax asset will be recovered, a tax asset will be setup, otherwise it provides a valuation allowance against the excess.
It is possible that changes could occur in the future that may affect the recoverability of the carrying value of future tax assets and a write-down may be required.

            Reclamation

            The Company provides for the fair value of liabilities and capitalized costs for asset retirement obligations in the period in which they are incurred. Over time, the liability is accreted to its present value and the capitalized cost is amortized over the useful life of the related asset. Asset retirement obligations are obligations of the Company that arise as a result of an existing law, regulation or contract related to asset retirements.
Estimates of the liability associated with the retirement of an asset are based on current laws and regulations and the expected resulting costs, all of which are subject to change. If actual costs of reclamation exceed the recorded amount, Breakwater will record a loss. Alternatively, if reclamation costs incurred are less than those recorded, the Company will record a gain.
Currently, the Company is not able to setup a liability for reclamation at El
Mochito as there is no law, regulation or contract related to this asset's retirement.

            Outstanding Share Data and Full Dilution Calculation

            The Company is authorized to issue an unlimited number of Common Shares and 200,000,000 preferred shares, issueable in series; there are no preferred shares outstanding. Each Common Share entitles the holder of record thereof to one vote at all meetings of shareholders of the Company, except at meetings at which only holders of another class or series of shares of the Company are entitled to vote. The table set forth below summarizes the Capital Stock. For a more complete description of certain elements please refer to note 12 to the consolidated interim financial statements of the Company for the periods ended
June 30, 2006.

            <<
            -------------------------------------------------------------------------
            Common Shares or Securities Convertible
             into Common Shares                                       August 1, 2006
            -------------------------------------------------------------------------
            Issued and Outstanding Common Shares                         384,360,245
            -------------------------------------------------------------------------
            Share Option Plan - Option Weighted average
             exercise price $0.95                                         10,791,933
            -------------------------------------------------------------------------
            Warrants granted at $0.20, 15,400,705 each expiring
             on March 2, 2007 and May 2, 2007                             30,801,410
            -------------------------------------------------------------------------
            Warrants granted at $1.00, expiring January 28, 2009 -
             traded on TSX                                                33,571,429
            -------------------------------------------------------------------------
            Fully Diluted                                                459,525,017
            -------------------------------------------------------------------------
            >>

            Other Information

            Additional information regarding the Company is included in the Company's
Annual Information Form filed with the Canadian securities regulators and the
United States Securities and Exchange Commission, a copy of which is posted on the SEDAR website at www.sedar.com.

            Cautionary Note on Forward-Looking Statements

            Certain statements included in this interim MD&A include forward-looking statements, which are made pursuant to the "safe harbour" provisions of the
United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as
"forecast", "estimate", "expect", "believe", "intend", "will", "eventual",
"ongoing", "anticipated", explore", "projected", "could", "continue",
"likely", "budget", "plan", "projection", "can", "may" and other similar expressions are intended to identify forward-looking statements. In particular, statements relating to the estimated future metal prices, cash flows, expenses, capital costs, ore production, mine life, financing, development of mines and exploration are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and subject to other factors, many of which are beyond our control, that may cause the actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others, asset impairment, metal price volatility, fluctuations in foreign exchange rates, economic and political events affecting metal supply and demand, fluctuations in ore grade or ore tonnes milled, geological, operating and environmental risks, problems during the development, construction and start-up phases of an underground mine and inadequacy of environmental insurance. For a more comprehensive review of risk factors, please refer to the Company's most recent annual report under "Management's Discussion and
Analysis of Financial Results", Annual Information Form and Form 40-F under
"Risk Factors" on file with the U.S. Securities and Exchange Commission and
Canadian provincial securities regulatory authorities filed on SEDAR at
www.sedar.com. The Company is under no obligation and it expressly disclaims any such obligation to update or alter any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.

            <<
            Breakwater Resources Ltd.
            Consolidated Balance Sheets

            As at  June 30, 2006 and December 31, 2005
            (expressed in thousands of Canadian dollars)
            (unaudited)
            -------------------------------------------------------------------------
                                                               June 30,  December 31,
                                                                  2006          2005
            -------------------------------------------------------------------------
            Assets
            Current Assets
            Cash and cash equivalents                      $    40,355   $    18,749
            Restricted cash                                      4,152         3,929
            Short-term investments                               5,833         2,523
            Accounts receivable - concentrate                    7,585         3,027
            Other receivables                                   13,720         9,369
            Concentrate inventory                               44,241        47,501
            Materials and supplies inventory                    20,477        21,388
            Prepaid expenses and other current assets            5,441         3,934
            Future income tax assets                            28,858         6,517
            -------------------------------------------------------------------------
                                                               170,662       116,937
            Deferred Financing Fees                                 61           344
            Reclamation Deposits                                19,487         6,808
            Mineral Properties and Fixed Assets                183,323       165,168
            Long-term Investment                                     -         5,615
            Restricted Promissory Note                          62,285        62,285
            -------------------------------------------------------------------------
                                                           $   435,818   $   357,157
            -------------------------------------------------------------------------
            Liabilities
            Current Liabilities
            Accounts payable and accrued liabilities       $    32,232   $    32,797
            Provisional payments for concentrate
             inventory shipped and not priced                   44,043        14,807
            Short-term debt including current portion
             of long-term debt                                   7,506        14,585
            Income and mining taxes payable                        345           164
            Current portion of reclamation, closure cost
             accruals and other environmental obligations        8,037        10,165
            -------------------------------------------------------------------------
                                                                92,163        72,518
            Deferred Income                                      6,582         6,888
            Long-term Lease Obligations                            736           984
            Royalty Obligation                                  62,479        62,479
            Long-term Debt                                         500         4,143
            Reclamation, Closure Cost Accruals and Other
             Environmental Obligations                          40,049        40,099
            Employee Future Benefits                             4,776         5,379
            Future Income Tax Liabilities                        1,921         1,921
            -------------------------------------------------------------------------
                                                               209,206       194,411
            -------------------------------------------------------------------------
            Shareholders' Equity
            Capital stock                                      165,776       335,512
            Warrants                                             8,561         8,561
            Contributed surplus                                    619         3,300
            Retained earnings (deficit)                         68,322      (172,928)
            Cumulative translation adjustments                 (16,666)      (11,699)
            -------------------------------------------------------------------------
                                                               226,612       162,746
            -------------------------------------------------------------------------
                                                           $   435,818   $   357,157
            -------------------------------------------------------------------------

            Breakwater Resources Ltd.
            Consolidated Statements of Operations and Retained Earnings (Deficit)

            For the Periods Ended June 30, 2006 and 2005
            (expressed in thousands of Canadian dollars except share and per share amounts)
            (unaudited)
                                        Three Months Ended         Six Months Ended
                                              June 30,                  June 30,
                                         2006         2005         2006         2005
            -------------------------------------------------------------------------
            Gross sales revenue  $    101,202 $     92,381 $    181,860 $    183,682
            Treatment and
             marketing costs           25,540       34,809       50,389       64,734
            -------------------------------------------------------------------------
            Net revenue                75,662       57,572      131,471      118,948
            -------------------------------------------------------------------------

            Operating Costs
            Direct operating costs     34,178       41,617       62,991       86,419
            Depreciation and
             depletion                  3,194        6,314        8,535       13,587
            Reclamation and closure
             costs                        943        3,127        1,885        4,407
            -------------------------------------------------------------------------
                                       38,315       51,058       73,411      104,413
            -------------------------------------------------------------------------
            Contribution from
             Mining Activities         37,347        6,514       58,060       14,535
            -------------------------------------------------------------------------
            Other Expenses (Income)
            General and
             administrative             3,053        1,998        6,198        4,004
            Stock-based compensation      623          219        1,019          445
            Interest and financing      1,525          273        2,938          504
            Investment and other
             income                    (1,716)        (547)      (3,303)      (1,908)
            (Gain) loss on gold loan      (20)           -        1,076            -
            Foreign exchange gain on
             US dollar denominated
             debt                        (429)        (213)        (311)        (213)
            Other foreign exchange
             (gain) loss                 (206)          94         (165)          94
            -------------------------------------------------------------------------
                                        2,830        1,824        7,452        2,926
            -------------------------------------------------------------------------
            Earnings Before the
             Following:                34,517        4,690       50,608       11,609
            -------------------------------------------------------------------------
            Exploration costs           1,694            -        2,494            -
            Other non-producing
             property costs               551        2,523        2,667        5,479
            Income and mining tax
             provision (recovery)       2,817         (273)     (22,875)        (377)
            -------------------------------------------------------------------------
                                        5,062        2,250      (17,714)       5,102
            -------------------------------------------------------------------------
            Net Earnings               29,455        2,440       68,322        6,507
            Deficit - Beginning
             of Period               (134,061)    (183,600)    (172,928)    (187,667)
            Reduction in Stated
             Share Capital and
             Contributed Surplus      172,928            -      172,928            -
            -------------------------------------------------------------------------
            Retained Earnings
             (Deficit) - End of
             Period              $     68,322 $   (181,160) $    68,322 $   (181,160)
            -------------------------------------------------------------------------

            Basic Earnings per
             Share               $       0.08 $       0.01  $      0.18 $       0.02
            -------------------------------------------------------------------------
            Diluted Earnings per
             Common Share        $       0.07 $       0.01  $      0.16 $       0.02
            -------------------------------------------------------------------------
            Basic Weighted-Average
             Number of Common
             Shares Outstanding   383,772,000  367,414,000  382,901,000  366,546,000
            -------------------------------------------------------------------------

            Breakwater Resources Ltd.
            Consolidated Statements of Cash Flows

            For the Periods Ended June 30, 2006 and 2005
            (expressed in thousands of Canadian dollars)
            (unaudited)

                                        Three Months Ended         Six Months Ended
                                              June 30,                  June 30,
                                         2006         2005         2006         2005
            -------------------------------------------------------------------------
            Cash Provided by
             (Used in) Operating
             Activities
            Net earnings         $     29,455 $      2,440 $     68,322 $      6,507
            -------------------------------------------------------------------------
            Non-cash items:
              Depreciation and
               depletion                3,194        6,314        8,535       13,587
              Gain on sale of
               investment                   -          (21)           -         (851)
              Unrealized (gain)
               loss on gold loan         (692)           -          276            -
              Foreign exchange
               gain on US dollar
               denominated loans         (313)        (213)         (70)        (213)
              Other non-cash items        192          347          309          337
              Stock-based compensation    623          219        1,019          445
              Deferred income            (153)          (4)        (306)         (19)
              Future income taxes       1,305          (64)     (22,341)         136
              Reclamation, closure
               cost accruals and
               other environmental
               obligations                943        3,127        1,885        4,407
              Employee future benefits    444          421          887          842
            -------------------------------------------------------------------------
                                        5,543       10,126       (9,806)      18,671
            -------------------------------------------------------------------------
            Payment of reclamation,
             closure costs accruals
             and other environmental
             obligations               (2,039)      (8,181)      (3,721)     (10,002)
            Payment of employee
             future benefits             (743)        (557)      (1,490)      (1,125)
            Changes in non-cash
             working capital items     11,162        6,819       22,263        8,063
            -------------------------------------------------------------------------
            Net cash provided by
             operating activities      43,378       10,647       75,568       22,114
            -------------------------------------------------------------------------
            Financing Activities
              Increase in
               restricted cash           (626)      (3,271)        (223)      (2,926)
              Issue of common shares
               for cash                   268          255          990        1,206
              Issue of common shares
               to settle liability        848            -          848            -
              Renunciation of
               flow-through share
               value                        -            -       (2,345)           -
              Deferred financing fees       -            -         (223)           -
              Decrease in long-term
               lease obligations         (124)           -         (248)           -
              (Decrease) increase in
               short-term debt        (13,772)       1,957      (10,925)       1,844
              Increase in long-term
               debt                         -        4,756            -        4,757
            -------------------------------------------------------------------------
            Net cash provided by
             (used in) financing
             activities               (13,406)       3,697      (12,126)       4,881
            -------------------------------------------------------------------------
            Investing Activities
              Decrease (increase)
               in reclamation
               deposits                   883       (5,491)     (12,679)      (7,445)
              Mineral properties and
               fixed assets           (19,317)     (10,591)     (29,365)     (19,609)
              Proceeds from sale of
               fixed assets and
               property                   208           46          208           46
            -------------------------------------------------------------------------
            Net cash provided by
             investing activities     (18,226)     (16,036)     (41,836)     (27,008)
            -------------------------------------------------------------------------
            Increase (Decrease) in
             Cash                      11,746       (1,692)      21,606          (13)
            Cash and Cash
             Equivalents - Beginning
             of Period                 28,609       14,346       18,749       12,667
            -------------------------------------------------------------------------
            Cash and Cash
             Equivalents - End of
             Period               $    40,355 $     12,654 $     40,355 $     12,654
            -------------------------------------------------------------------------

            Supplemental Disclosure
             of Cash Flow
             Information
            Cash paid for:
              Interest            $       365 $         34 $        583 $         88
              Income and mining
               taxes              $       162 $         57 $        343 $        402
            >>

            %CIK: 0000782875

            /For further information: Dave Langille, Vice President, Finance and
Chief Financial Officer, (416) 363-4798 Ext. 236; Ann Wilkinson, Vice
President, Investor Relations, (416) 357-5511/
            (BWR.)

CO:  Breakwater Resources Ltd.

CNW 12:18e 04-AUG-06